UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE FIRST QUARTER ENDING MARCH 31, 2014

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Financial Position

(unaudited in thousands of U.S. dollars)

	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents (Note 18)	$178,097	$249,937
Short-term investments (Note 5)	216,284	172,785
Trade and other receivables (Note 4a)	136,015	114,782
Income taxes receivable	23,822	40,685
Inventories (Note 6)	276,049	284,352
Prepaids and other current assets	7,977	9,123
	838,244	871,664
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,866,972	1,870,678
Long-term refundable tax	10,247	9,801
Deferred tax assets	540	165
Other assets (Note 9)	7,825	8,014
Goodwill (Note 8)	7,134	7,134
Total Assets	$2,730,962	$2,767,456

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$132,030	$125,609
Loan payable (Note 11)	14,589	20,095
Provisions (Note 12)	3,079	3,172
Current portion of finance lease (Note 13)	4,837	4,437
Current income tax liabilities	3,391	29,319
	157,926	182,632
Non-current liabilities
Provisions (Note 12)	44,235	43,817
Deferred tax liabilities	285,856	285,947
Share purchase warrants (Note 16)	63	207
Long-term portion of finance lease (Note 13)	5,364	5,717
Long-term debt (Note 14)	34,925	34,302
Other long-term liabilities (Note 15)	25,764	26,045
Total Liabilities	554,133	578,667

Equity
Capital and reserves (Note 16)
Issued capital	2,295,208	2,295,208
Share option reserve	21,349	21,110
Investment revaluation reserve	(156)	(137)
Retained deficit	(145,943)	(133,847)
Total Equity attributable to equity holders of the Company	2,170,458	2,182,334
Non-controlling interests	6,371	6,455
Total Equity	2,176,829	2,188,789
Total Liabilities and Equity	$2,730,962	$2,767,456

Commitments and Contingencies (Notes 4, 23)

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON May 8, 2014

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

2

Pan American Silver Corp.
Condensed Interim Consolidated Income Statements
(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended March 31,
	2014	2013
Revenue (Note 19)	$209,734	$243,012
Cost of sales
Production costs (Note 20)	(130,878)	(128,549)
Depreciation and amortization	(36,860)	(30,067)
Royalties	(10,420)	(9,580)
	(178,158)	(168,196)
Mine operating earnings	$31,576	$74,816

General and administrative	(5,578)	(5,854)
Exploration and project development	(2,980)	(6,252)
Impairment charge (Note 8)	-	(18,256)
Foreign exchange losses	(5,540)	(3,779)
Gain on commodity and foreign currency contracts	-	1,383
Gain on sale of mineral properties, plant and equipment	6	4,068
Other income (expenses)	239	(3,838)
Earnings from operations	17,723	42,288

Loss on derivatives (Note 4)	(99)	(2,649)
Investment income	593	1,772
Interest and finance expense (Note 21)	(2,764)	(1,677)
Earnings before income taxes	15,453	39,734
Income taxes (Note 22)	(8,693)	(19,658)
Net earnings for the period	$6,760	$20,076

Attributable to:
Equity holders of the Company	$6,844	$20,148
Non-controlling interests	(84)	(72)
	$6,760	$20,076

Earnings per share attributable to common shareholders (Note 17)
Basic earnings per share	$0.05	$0.13
Diluted earnings per share	$0.05	$0.10
Weighted average shares outstanding (in 000’s) Basic	151,500	151,760
Weighted average shares outstanding (in 000’s) Diluted	151,570	153,694

Consolidated Statements of Comprehensive Income
(unaudited in thousands of U.S. dollars)	Three months ended March 31,
	2014	2013
Net earnings for the period	$6,760	$20,076
Items that may be reclassified subsequently to net earnings:
Unrealized net losses on available for sale securities (net of zero dollars tax in 2014 and 2013)	(334)	(255)
Reclassification adjustment for net losses (gains) on available for sale securities included in earnings (net of zero dollars tax in 2014 and 2013)	315	(1,177)
Total comprehensive income for the period	$6,741	$18,644

Total comprehensive income attributable to:
Equity holders of the Company	$6,825	$18,716
Non-controlling interests	(84)	(72)
Total comprehensive income for the period	$6,741	$18,644

See accompanying notes to the condensed interim consolidated financial statements.

3

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Cash Flows

(unaudited in thousands of U.S. dollars)	Three months ended March 31,
	2014	2013
Cash flow from operating activities
Net earnings for the period	$6,760	$20,076

Current income tax expense (Note 22)	9,208	27,761
Deferred income tax recovery (Note 22)	(515)	(8,103)
Depreciation and amortization	36,860	30,067
Impairment charge (Note 8)	-	18,256
Accretion on closure and decommissioning provision (Note 12)	819	757
Unrealized losses on foreign exchange	1,704	4,327
Share-based compensation expense	1,165	202
Unrealized gains on commodity contracts (Note 4)	-	(1,268)
Loss on derivatives (Note 4)	99	2,649
Gain on sale of mineral property, plant and equipment	(6)	(4,068)
Changes in non-cash operating working capital (Note 18)	3	(13,046)
Operating cash flows before interest and income taxes	56,097	77,610

Interest paid	(1,220)	(883)
Interest received	298	609
Income taxes paid	(19,050)	(45,085)
Net cash generated from operating activities	$36,125	$32,251

Cash flow from investing activities
Payments for mineral properties, plant and equipment	(36,811)	(39,693)
Payments for short term investments	(47,679)	(52,797)
Proceeds from sale of mineral property, plant and equipment	104	4,008
Net refundable tax and other asset expenditures	(314)	491
Net cash used in investing activities	$(84,700)	$(87,991)

Cash flow from financing activities
Shares repurchased and cancelled	-	(5,442)
Dividends paid	(18,940)	(19,021)
Payment of short term loan (Note 11)	(4,708)	-
Proceeds from short term loan (Note 11)	2,040	-
Payment of construction and equipment leases	(1,132)	(21,043)
Net cash used in financing activities	$(22,740)	$(45,506)
Effects of exchange rate changes on cash and cash equivalents	(525)	(410)
Net decrease in cash and cash equivalents	(71,840)	(101,656)
Cash at the beginning of the period	249,937	346,208
Cash and cash equivalents at the end of the period	$178,097	$244,552

See accompanying notes to the consolidated financial statements.

4

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2012	151,820,635	$2,300,517	$20,560	$964	$388,202	$2,710,243	$7,328	$2,717,571
Total comprehensive (loss) income
Net loss for the year	-	-	-	-	(445,851)	(445,851)	5	(445,846)
Other comprehensive loss	-	-	-	(1,101)	-	(1,101)	-	(1,101)
	-	-	-	(1,101)	(445,851)	(446,952)	5	(446,947)
Transaction with owners
Shares issued as compensation	94,659	1,035	-	-	-	1,035	-	1,035
Shares repurchased and cancelled	(415,000)	(6,344)	-	-	(396)	(6,740)	-	(6,740)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	(47)	(47)	(878)	(925)
Share-based compensation on option grants	-	-	550	-	-	550	-	550
Dividends paid	-	-	-	-	(75,755)	(75,755)	-	(75,755)
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
Total comprehensive income
Net earnings for the period	-	-	-	-	6,844	6,844	(84)	6,760
Other comprehensive loss	-	-	-	(19)	-	(19)	-	(19)
	-	-	-	(19)	6,844	6,825	(84)	6,741
Share-based compensation on option grants	-	-	239	-	-	239	-	239
Dividends paid	-	-	-	-	(18,940)	(18,940)	-	(18,940)
Balance, March 31, 2014	151,500,294	$2,295,208	$21,349	$(156)	$(145,943)	$2,170,458	$6,371	$2,176,829

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2012	151,820,635	$2,300,517	$20,560	$964	$388,202	$2,710,243	$7,328	$2,717,571
Total comprehensive income
Net earnings for the period	-	-	-	-	20,148	20,148	(72)	20,076
Other comprehensive income	-	-	-	(1,432)	-	(1,432)	-	(1,432)
	-	-	-	(1,432)	20,148	18,716	(72)	18,644
Shares repurchased and cancelled	(335,000)	(5,121)	-	-	(321)	(5,442)	-	(5,442)
Share-based compensation on option grants	-	-	(509)	-	-	(509)	-	(509)
Dividend paid	-	-	-	-	(19,021)	(19,021)	-	(19,021)
Balance, March 31, 2013	151,485,635	$2,295,396	$20,051	$(468)	$389,008	$2,703,987	$7,256	$2,711,243

See accompanying notes to the condensed interim consolidated financial statements.

5

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Mexico, Peru, Argentina and Bolivia. Additionally, the Company has project development activities in Mexico, Peru and Argentina, and exploration activities throughout South America, Mexico and the United States.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2013, with the exception of accounting policies described below. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three month period ending March 31, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2013.

Changes in Accounting Policies

The Company adopted the following new accounting interpretation along with any consequential amendments, effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's condensed interim consolidated financial statements.

b.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and de-recognition of financial instruments. The mandatory effective date will be added when all phases of IFRS 9 are completed with sufficient lead time for implementation. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

6

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c.	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained deficit with a balance of $2.2 billion as at March 31, 2014 (December 31, 2013 - $2.2 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2013.

4.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follow:

	March 31, 2014	December 31, 2013
Current derivative assets
	$-	$-
Current derivative liabilities
	$-	$-
Non-current derivative liabilities
Share purchase warrants	$(63)	$(207)
Conversion feature on convertible notes	(1,662)	(1,419)
	$(1,725)	$(1,626)

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL.

	March 31, 2014	December 31, 2013
Trade receivables from provisional concentrates sales	$48,528	$31,727
Not arising from sale of metal concentrates	87,487	83,055
Accounts receivable	$136,015	$114,782

7

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The net gains (losses) on derivatives for the three months ended March 31 were comprised of the following:

	2014	2013
Gain on commodity and foreign currency contracts:
Realized gains on foreign currency and commodity contracts	$-	$115
Unrealized gains on commodity and foreign currency contracts	-	1,268
	$-	$1,383
Gain (loss) on derivatives
Gain on share purchase warrants	$144	$6,159
(Loss) gain on conversion feature of convertible notes	(243)	4,726
Loss on private placement subscription	-	(13,534)
	$(99)	$(2,649)

b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in other comprehensive (loss) income for the three months ended March 31 were as follows:

	March 31, 2014	March 31, 2013
Unrealized (losses) on equity securities	$(334)	$(255)
Reclassification adjustment for net loss included in earnings	315	(1,177)
	$(19)	$(1,432)

c)	Fair Value of Financial Instruments

(i)	For value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At March 31, 2014, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis are categorized as follows:

8

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	March 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$216,284	$-	$172,785	$-
Trade receivable from provisional concentrate sales	$-	$48,528	$-	$31,727
Share purchase warrants	$-	$(63)	$-	$(207)
Conversion feature of convertible notes	$-	$(1,662)	$-	$(1,419)
	$216,284	$46,803	$172,785	$30,101

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between level 1 and level 2 during the three months ended March 31, 2014.

At March 31, 2014, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated income statements at a fair value that would be categorized as a level 3 in the fair value hierarchy above (December 31, 2013 - $nil).

(ii)	Valuation Techniques

Short-term investments

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Receivables from provisional concentrate sales

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

Derivative financial assets

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.

Share purchase warrants

The Company’s unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. The fair value of the share purchase warrants is determined using the Black Scholes pricing model which is further discussed in Note 16.

Convertible notes

The Company’s unrealized gains and losses on the conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The conversion feature on the convertible notes is considered an embedded derivative and is classified as and accounted for as a financial liability at fair value with changes in fair value included in earnings. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

d)	Financial Instruments and Related Risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

9

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(i)	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s policy is to not hedge the price of silver. The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions. As at March 31, 2014, the Company had zero tonnes of lead and zero tonnes of zinc under contract.

(ii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2014 the Company had receivable balances associated with buyers of its concentrates of $48.5 million (December 31, 2013 - $31.7 million).  The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At March 31, 2014 the Company had approximately $54.5 million (December 31, 2013 - $54.7 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

10

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations. The credit risk, which the Company regularly assesses, is that the bank as an issuer of a financial instrument will default.

(iii)	Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and CAD to match anticipated spending. At March 31, 2014, the Company had no contracts outstanding to purchase foreign currency. The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. At March 31, 2014, the Company’s cash and short term investments include $134.8 million in CAD, $4.0 million in PEN and $19.6 million in MXN.

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

(v)	Commitments

The Company’s commitments at March 31, 2014 have contractual maturities as summarized below:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$10,835	$5,182	$4,461	$1,192	$-
Current liabilities	135,124	135,124	-	-	-
Loan Payable (Note 11)	15,378	15,378	-	-	-
Severance indemnity	4,266	1,304	432	1,626	904
Contribution plan obligation(3)	3,031	3,031	-	-	-
Restricted share units (“RSUs”) (3)	2,497	1,520	977	-	-
Convertible notes(4)	39,497	1,631	37,866	-	-
Total contractual obligations(5)	$210,628	$163,170	$43,736	$2,818	$904

(1)	Includes lease obligations in the amount of $10.8 million (December 31, 2013 - $10.9 million) with a net present value of $10.2 million (December 31, 2013 - $10.1 million) and equipment and construction advances in the amount of nil million (December 31, 2013 - nil); both discussed further in Note 13.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.
2014
Total current liabilities per Statements of Financial Position	$157,926
Add:
Future interest component of:
- Finance lease	345
- Loan Payable	789
- Convertible note	1,631
Future commitments less portion accrued for:
- Contribution plan	1,598
- Restricted share units	881
Total contractual obligations within one year	$163,170

(3)	Includes a retention plan obligation in the amount of $3.0 million (December 31, 2013 - $3.4 million) on June 1, 2014 and a RSU obligation in the amount of $2.5 million (December 31, 2013 – $2.3 million) that will be settled in cash. The RSUs vest in two instalments, the first 50% vest in December 2014 and a further 50% vest in December, 2015.

11

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15, and deferred tax liabilities.

5.	Short Term Investments

	March 31, 2014			December 31, 2013
Available for sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$216,284	$216,440	$(156)	$172,785	$172,922	$(137)

6.	Inventories

Inventories consist of:

	March 31, 2014(1)	December 31, 2013(2)
Concentrate inventory	$18,078	$32,189
Stockpile ore	36,913	42,389
Heap inventory	105,663	90,456
Doré and finished inventory	56,735	58,256
Materials and supplies	58,660	61,062
	$276,049	$284,352
(1)	Includes an additional net adjustment of $2.3 million to reduce the carrying value of inventory to net realizable value at Dolores mine as at March 31, 2014.
(2)	Includes an adjustment of $12.9 million to reduce the carrying value of inventory to net realizable value at Dolores mine December 31, 2013.

7.	Mineral Properties, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is very likely that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations, amongst others.

12

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Mineral properties, plant and equipment consist of:

	March 31, 2014			December 31, 2013
	Cost	Accumulated Depreciation And Impairment	Carrying Value	Cost	Accumulated Depreciation And Impairment	Carrying Value
Huaron mine, Peru	$150,309	$(65,703)	$84,606	$147,391	$(62,878)	$84,513
Morococha mine, Peru	205,054	(73,031)	132,023	202,213	(68,220)	133,993
Alamo Dorado mine, Mexico	193,374	(146,715)	46,659	193,035	(143,330)	49,705
La Colorada mine, Mexico	113,557	(54,804)	58,753	107,002	(52,588)	54,414
Dolores mine, Mexico	783,986	(314,251)	469,735	767,194	(296,751)	470,443
Manantial Espejo mine, Argentina	329,520	(170,958)	158,562	321,047	(162,058)	158,989
San Vicente mine, Bolivia	125,781	(57,708)	68,073	124,859	(55,727)	69,132
Other	24,653	(4,591)	20,062	24,735	(4,476)	20,259
Total	$1,926,234	$(887,761)	$1,038,473	$1,887,476	$(846,028)	$1,041,448

Land and Exploration and Evaluation:
Land			$8,513			$8,513
Navidad Project, Argentina			462,374			462,400
Minefinders Group, Mexico			317,109			317,117
Morococha, Peru			9,674			10,432
Other			30,829			30,768
Total non-producing properties			$828,499			$829,230
Total mineral properties, plant and equipment			$1,866,972			$1,870,678

8.	Impairment of Non-Current Assets and Goodwill

Goodwill consists of:

	2014	2013
As at January 1,	$7,134	$198,946
Impairment of La Bolsa property(1)	-	(7,124)
As At March 31,	$7,134	$191,822

(1) Non-current assets held for sale were tested for impairment based on fair value less cost to sell. It was determined that the estimated recoverable value of the non-current assets held for sale on a fair value less costs to sell basis was below its carrying value, and as a result an impairment charge of approximately $18.3 million was recorded, including goodwill of $7.1 million and $1.0 million of selling costs.

2013
As at January 1,	$198,946
Impairment of Dolores Mine	(184,688)
Impairment of La Bolsa property(1)	(7,124)
As at December 31, 2013	$7,134

(1) Non-current assets held for sale were tested for impairment based on fair value less cost to sell. It was determined that the estimated recoverable value of the non-current assets held for sale on a fair value less costs to sell basis was below its carrying value, and as a result an impairment charge of approximately $18.3 million was recorded, including goodwill of $7.1 million and $1.0 million of selling costs.

9.	Other Assets

Other assets consist of:

	March 31, 2014	December 31, 2013
Long-term prepaid expense(1)	$5,605	$5,648
Investments in Associates	1,450	1,450
Reclamation bonds	92	92
Lease receivable	642	788
Other assets	36	36
	$7,825	$8,014

(1) Represents a prepaid deposit related to the Gas Line Project at the Manantial Espejo mine.

13

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	March 31, 2014	December 31, 2013
Trade accounts payable	$54,813	$51,590
Royalties payable	14,268	9,799
Other accounts payable and trade related accruals	33,386	28,419
Payroll and related benefits	17,295	19,463
Severance accruals	1,304	649
Other taxes payable	462	235
Advances on concentrate	3,298	7,810
Other	7,204	7,644
	$132,030	$125,609

11.	Loan payable

	March 31, 2014	December 31, 2013
Loan payable(1)	$20,828	$23,496
Unrealized gain on foreign exchange	(6,239)	(3,401)
Net loan payable	$14,589	$20,095

(1) On June 25, 2013, one of the Company’s subsidiaries (Minera Triton Argentina S.A.) received an unsecured bank loan for $100.0 million Argentine pesos (equivalent to USD$18.6 million) in order to meet its short term obligations. On November 27, 2013 an additional loan was received for $30.0 million Argentine pesos (USD$4.7 million) for a total cumulative of $130.0 Argentine pesos (USD$23.3 million). The loan terms are one year from June 25, 2013 and 90 days from November 27, 2013 with interest rates of 25.3% and 27.25% respectively. During the three months ended March 31, 2014, the Company paid off the Loan due February 27, 2014 for $30 million Argentine Pesos or USD$4.7 million. In addition during March 2014 the company acquired an additional loan amount for $16.5 million Argentine Pesos or USD$2.0 million, due in April at a rate of 28% per year. At March 31, 2014 the combined fair value of the outstanding loans payable were $14.6 and at December 31, 2013, were $20.1 million.

12.	Provisions

	Closure and Decommissioning	Litigation	Total
As at December 31, 2013	$41,469	$5,520	$46,989
Revision in estimates and obligations incurred	(67)	-	(67)
Charged (credited) to earnings:
-new provisions	-	126	126
-unused amounts reversed	-	(8)	(8)
-exchange gains on provisions	-	(143)	(143)
Charged in the period	(135)	(267)	(402)
Accretion expense	819	-	819
As at March 31, 2014	$42,086	$5,228	$47,314

Maturity analysis of total provisions:

	March 31, 2014	December 31, 2013
Current	$3,079	$3,172
Non-current	44,235	43,817
	$47,314	$46,989

13.	Finance Lease Obligations

	March 31, 2014	December 31, 2013
Lease obligations(1)	$10,201	$10,154
	$10,201	$10,154

	March 31, 2014	December 31, 2013
Maturity analysis of finance leases:
Current	$4,837	$4,437
Non-current	5,364	5,717
	$10,201	$10,154

14

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(1)	Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments to their present value is presented in the table below.

	March 31, 2014	December 31, 2013
Less than a year	$5,182	$4,800
2 years	2,662	2,585
3 years	1,799	1,832
4 years	1,192	1,639
5 years	-	-
	10,835	10,856
Less future finance charges	(634)	(702)
Present value of minimum lease payments	$10,201	$10,154

14.	Long Term Debt

	March 31, 2014	December 31, 2013
Convertible notes	$33,263	$32,883
Conversion feature on the convertible notes	1,662	1,419
Total long-term debt	$34,925	$34,302

As part of the 2012 Minefinders acquisition the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate. For the three months ended March 31, 2014, $0.4 million was capitalized to mineral property, plant and equipment (March 31, 2013 – $0.2 million). The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at March 31, 2014 were expected stock price volatility of 45.9%, expected life of 1.7 years, and expected dividend yield of 3.9%.

During the three months ended March 31, 2014, the Company recorded a $0.2 million loss on the revaluation of embedded derivative on the convertible notes (2013 – $4.7 million gain).

The approximate current fair value of the notes, excluding the conversion feature at March 31, 2014 is $36.0 million (December 31, 2013 - $34.7 million).

15.	Other Long Term Liabilities

Other long term liabilities consist of:

	March 31, 2014	December 31, 2013
Deferred credit(1)	$20,788	$20,788
Other income tax payable	2,015	2,180
Severance accruals	2,961	3,077
	$25,764	$26,045

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

15

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

16.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of annual grants of restricted shares, restricted share units, and/or options to participants to buy shares of the Company, whereby at least 25% of the total annual award is comprised of restricted share units.  For the remaining 75% of the award amount, participants may elect a mix of restricted shares, restricted share units, and option grants.  Restricted share units vest in two tranches, one half (50%) on the first anniversary of the grant date and the second half (50%) on the second anniversary date of the award.  For share awards, participants are issued Pan American shares, with a two year “No Trading Legend,” and are therefore required to hold the shares for a minimum of two years.  There is no gross-up on common share awards, making the common share component of all awards net of required withholding taxes.  For option awards, no options vest immediately.  50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted.  The options expire after seven years as set out under the LTIP guidelines.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2012	2,196,565	$24.07	7,814,605	$35.00	10,011,170
Granted	326,047	$11.57	-	$-	326,047
Exercised	-	$-	-	$-	-
Expired	(922,965)	$25.19	-	$-	(922,965)
Forfeited	(202,277)	$21.63	-	$-	(202,277)
As at December 31, 2013	1,397,370	$20.76	7,814,605	$35.00	9,211,975
Granted	-	$-	-	$-	-
Exercised	-	$-	-	$-	-
Expired	(195,562)	$17.73	-	$-	(195,562)
Forfeited	(18,321)	$22.35	-	$-	(18,321)
As at March 31, 2014	1,183,487	$21.22	7,814,605	$35.00	8,998,092

Long Term Incentive Plan

During the quarter ended March 31, 2014, nil common shares were exercised in connection with the options under the plan (2013 – nil common shares), 195,562 options expired (2013 – 229,327) and 18,321 options were forfeited (2013 – 5,212).

In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant, subject to certain exceptions. Performance results at the end of the performance period relative to pre-determined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board will consider PSU grants under the LTIP for the first time in late 2014.

16

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at March 31, 2014. The underlying options agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2014	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2014	Weighted Average Exercise Price CAD$
$11.49 - $22.23	552,232	77.28	$14.39	139,862	$17.54
$22.24 - $25.19	540,100	39.19	$25.00	540,100	$25.00
$36.67 - $40.22	91,155	44.35	$40.22	91,155	$40.22
	1,183,487	57.36	$21.22	771,117	$23.90

During the three months ended March 31, 2014, the total employee share-based compensation expense recognized in the income statement was $1.2 million (2013 - $0.2 million).

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants (Consideration and Replacement Warrants). The following table summarizes information concerning the warrants outstanding and warrants exercisable as at March 31, 2014. The underlying options agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Exercise Price CAD$	Number Outstanding as at March 31, 2014	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2014	Weighted Average Exercise Price CAD$
$35.00	7,814,605	8.25	$35.00	7,814,605	$35.00

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the three months ended March 31, 2014, there was a derivative gain of $0.1 million (2013 – gain of $6.2 million).

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants. Assumptions used are as follows:

	March 31, 2014	December 31, 2013
Warrant strike price (CAD)	$35.00	$35.00
Exchange rate (1CAD = USD)	0.90	0.94
Risk-free interest rate	0.9%	1.0%
Expected dividend yield	3.5%	4.0%
Expected stock price volatility	41.6%	46.8%
Expected warrant life in years	0.69	0.93
Quoted market price at period end (CAD)	$14.21	$12.41

The conversion feature on the convertible note, further discussed in Note 14, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.

17

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Restricted Share Units (“RSUs”)

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additional RSUs are credited to reflect dividends paid on Pan American common shares over the vesting period.

Compensation expense for RSUs was $0.4 million for the quarter ended March 31, 2014 (2013 – $0.3 million) and is presented as a component of general and administrative expense.

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company. On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), effective on June 1, 2012.

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two years starting in June 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the two year period of the plan was $7.7 million. As of March 31, 2014, $3.0 million remains to be paid as described above. No shares will be issued from treasury pursuant to the 2012 Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities. The Company’s Contribution Plan is classified and accounted for as a financial liability and as such this liability is marked-to-market with changes in value included in net earnings. During the quarter ended March 31, 2014, there was a $0.01 million unrealized gain on the mark-to-market of the Contribution Plan (2013 – $0.3 million). The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated Contribution Plan. Assumptions used are as follows: stock price - $14.21 CAD, exercise price - $17.91 CAD, expected life in years – 0.17 years, annualized volatility 44%, expected dividend yield – 3.89% risk free interest rate - .9%, exchange rate (1CAD=USD) – 0.90.

Normal Course Issuer Bid

On November 28, 2013, the Company received regulatory approval for a third normal course issuer bid to purchase up to 7,570,535 of its common shares, during the one year period from December 5, 2013 to December 4, 2014. No shares were purchased during the three months ended March 31, 2014 (2013- $35)

Dividends

On February 19, 2014, the Company declared a dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on March 3, 2014.

On May 8, 2014, the Company declared a quarterly dividend of $0.125 per common share to be paid to holders of record of its common shares as of the close of business on May 21, 2014. These dividends were not recognized in these condensed interim consolidated financial statements during the period ended March 31, 2014.

18

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

17.	Earnings Per Share (Basic and Diluted)

Three months ended March 31,	2014			2013
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net Earnings(1)	$6,844			$20,148

Basic EPS	$6,844	151,500	$0.05	$20,148	151,760	$0.13
Effect of Dilutive Securities:
Stock Options	-	70		-	7
Convertible Notes	-	-		(4,726)	1,927
Diluted EPS	$6,844	151,570	$0.05	$15,422	153,694	$0.10
(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2014 were 8,672,045 out-of-money options and warrants (2013 – 9,014,633).

18.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Three months ended March 31,	2014	2013
Changes in non-cash operating working capital items:
Trade and other receivables	$(21,220)	$(6,636)
Inventories	13,440	(6,195)
Prepaid expenditures	1,146	1,217
Accounts payable and accrued liabilities	7,074	(1,425)
Provisions	(437)	(7)
	$3	$(13,046)

Significant Non-Cash Items:	2014	2013
Advances received for equipment leases	$1,179	$30

Cash and cash equivalents are comprised of:	March 31, 2014	December 31, 2013
Cash in banks	$126,909	$242,191
Short term money markets	$51,188	$7,746
Cash and cash equivalents	$178,097	$249,937

19.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Company’s head office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

19

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended March 31, 2014
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$21,681	$18,269	$44,649	$25,944	$27,134	$44,579	$-	$27,478	$-	$209,734
Depreciation and amortization	$(2,771)	$(4,685)	$(12,491)	$(3,961)	$(2,042)	$(7,669)	$(41)	$(3,036)	$(164)	$(36,860)
Exploration and project development	$(400)	$(188)	$(244)	$(9)	$(3)	$(102)	$(778)	$-	$(1256)	$(2,980)
Interest income	$79	$8	$1	$46	$43	$-	$15	$-	$106	$298
Interest and financing expenses	$(187)	$(227)	$(89)	$(60)	$(64)	$(1,665)	$(11)	$(56)	$(405)	$(2,764)
Gain on disposition of assets	$-	$108	$-	$-	$-	$(103)	$-	$1	$-	$6
Loss on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$(99)	$(99)
Foreign exchange gain (loss)	$17	$(24)	$74	$57	$163	$4,506	$176	$211	$(10,720)	$(5,540)
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Impairment charge	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (loss) before income taxes	$791	$(3,676)	$(9,753)	$5,585	$7,361	$16,545	$(527)	$6,288	$(7,161)	$15,453
Income taxes (expense) recovery	$(342)	$509	$4,331	$(2,467)	$(2,809)	$(4,217)	$(54)	$(3,077)	$(567)	$(8,693)
Net earnings (loss) for the period	$449	$(3,167)	$(5,422)	$3,118	$4,552	$12,328	$(581)	$3,211	$(7,728)	$6,760
Capital expenditures	$3,133	$1,819	$16,003	$90	$6,524	$8,357	$2	$786	$97	$36,811
Total assets	$125,657	$178,441	$974,895	$117,940	$112,007	$283,951	$469,089	$101,362	$367,620	$2,730,962
Total liabilities	$37,963	$42,204	$248,167	$12,312	$27,787	$99,050	$1,207	$31,345	$54,098	$554,133

	Three months ended March 31, 2013
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$27,987	$25,526	$40,665	$51,504	$26,188	$45,339	$-	$25,803	$-	$243,012
Depreciation and amortization	$(2,739)	$(4,766)	$(6,770)	$(4,675)	$(1,215)	$(6,998)	$(35)	$(2,675)	$(194)	$(30,067)
Exploration and project development	$(174)	$(665)	$(2)	$(319)	$(77)	$(53)	$(1,716)	$-	$(3,246)	$(6,252)
Interest income	$116	$45	$1	$7	$3	$24	$-	$-	$413	$609
Interest and financing expenses	$(178)	$(265)	$(76)	$(50)	$(56)	$(366)	$(12)	$(70)	$(604)	$(1,677)
Gain on disposition of assets	$-	$66	$-	$-	$4,002	$-	$-	$-	$-	$4,068
Loss on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$(2,649)	$(2,649)
Foreign exchange gain (loss)	$29	$(92)	$(905)	$(30)	$345	$(459)	$20	$568	$(3,255)	$(3,779)
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$1,383	$1,383
Impairment charge	$-	$-	$-	$-	$-	$-	$-	$-	$(18,256)	$(18,256)
Earnings (loss) before income taxes	$4,517	$(3,900)	$5,400	$30,189	$14,747	$7,227	$(2,211)	$7,317	$(23,552)	$39,734
Income taxes (expense) recovery	$(2,036)	$519	$2,446	$(8,945)	$(4,844)	$(2,609)	$(11)	$(3,465)	$(713)	$(19,658)
Net earnings (loss) for the period	$2,481	$(3,381)	$7,846	$21,244	$9,903	$4,618	$(2,222)	$3,852	$(24,265)	$20,076
Capital expenditures	$4,415	$6,257	$20,704	$2,308	$4,208	$548	$113	$1,005	$106	$39,664
Total assets	$137,756	$188,168	$1,428,162	$156,471	$115,292	$305,984	$470,251	$112,073	$435,021	$3,349,178
Total liabilities	$45,823	$52,988	$299,332	$11,362	$20,981	$84,592	$2,243	$37,099	$83,515	$637,935

	Three months ended March 31,
Product Revenue	2014	2013
Refined silver and gold	$120,895	$146,673
Zinc concentrate	18,490	18,424
Lead concentrate	26,668	24,623
Copper concentrate	43,681	53,292
Total	$209,734	$243,012

20

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

20.	Production Costs

Production costs are comprised of the following:

For the three months ended March 31,	2014	2013
Consumption of raw materials and consumables	$51,593	$47,507
Employee compensation and benefits expense	32,271	37,620
Contractors and outside services	18,266	27,088
Utilities	10,071	5,460
Other expenses	8,529	14,833
Changes in inventory	10,148	(3,959)
	$130,878	$128,549

21.	Interest and Finance Expense

For the three months ended March 31,	2014	2013
Interest expense	$1,768	$681
Finance fees	177	239
Accretion of Reclamation expense (Note 12)	819	757
	$2,764	$1,677

22.	Income Taxes

For the three months ended March 31,	2014	2013
Current income tax expense	9,208	27,761
Deferred income tax recovery	(515)	(8,103)
Provision for income taxes	$8,693	$19,658

As of April 1, 2013, the applicable income tax rate in Canada was increased from 25.00% to 26.00%. The change in tax rate had no income tax impact because the deductible temporary differences in Canada are not recognized.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three months ended March 31, 2014 and the comparable period of 2013 were foreign income tax rate differentials, foreign exchange rate changes, non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes paid on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

21

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Three months ended March 31,	2014	2013
Income before taxes	15,453	39,734
Statutory tax rate	26.00%	25.00%
Income tax expense based on above rates	$4,018	$9,934
Increase (decrease) due to:
Non-deductible expenses	991	1,706
Change in net deferred tax assets not recognized	2,289	(1,646)
Non-taxable unrealized gains on derivative financial instruments - derivatives	26	662
Foreign tax rate differences	999	1,637
Effect of other taxes paid (mining and withholding)	1,626	2,859
Change in net deferred tax assets not recognized for exploration expenses	183	772
Non-deductible foreign exchange gain	(1,765)	(2,144)
Impairment charge – Esperanza transaction related assets(1)	-	4,971
Other	326	907
	$8,693	$19,658
Effective tax rate	56.25%	49.47%
(1)	During the three months ended March 31, 2013, the Company took a non-cash impairment charge of $18.4 million on non-current assets held for sale.

23.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial condition of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 4.

c.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of March 31, 2014 and December 31, 2013, $42.1 million, and $41.5 million, respectively, were accrued for closure and decommissioning costs relating to mineral properties. See also Note 12.

d.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

22

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

e.	Finance Leases

The present value of future minimum lease payments classified as finance leases at March 31, 2014 is $10.2 million (2013 - $10.2 million) and the schedule of timing of payments for this obligation is found in Note 13.

f.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published “measured” reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations.

23

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

g.	Labour law changes in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any additional amounts for the quarter ended March 31, 2014. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

h.	Political changes in Bolivia

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

i.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

j.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

k.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

24

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above. Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 15.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operations cash flow. Once full commercial production of San Vicente began, the Participation was reduced by 75% until the Company recovers its investment in the property. Thereafter, the Participation Fee will revert back to its original percentage. For the three months ended March 31, 2014 the royalties to COMIBOL amounted to approximately $4.5 million (2012 - $4.6 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the three months ended March 31, 2014 the royalties to EMUSA amounted to approximately $0.4 million. For the three months ended March 31, 2013 the royalties amounted to $nil because recovery of capital investment was not yet achieved as of March 31, 2013.

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible. For the three month ended March 31, 2014 and 2013 the royalty amounted to $2.4 million and $2.3 million, respectively.

25

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the three months ended March 31, 2014, the royalties to Royal Gold amounted to approximately $1.4 million (2013 – $4.5 million).

Navidad project

In late June 2012, the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

26